FORM 6-K

	SECURITIES AND EXCHANGE COMMISSION
	Washington, D.C. 20549

	Report of Foreign Issuer


	Pursuant to Rule 13a-16 or 15d-16 of
	the Securities Exchange Act of 1934


	For the month of September 2002 (September 26, 2002)

	THE NEWS CORPORATION LIMITED
	(Name of Registrant)



	2 Holt Street, Sydney, New South Wales, 2010, Australia
           (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F   X    		Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes        			No   X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not Applicable



Annexed hereto as Exhibit A is a press release of The News
Corporation Limited dated September 18, 2002.











































	SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


THE NEWS CORPORATION LIMITED



Date:	September 26, 2002			By:	/s/ Arthur M. Siskind
							Arthur M. Siskind
							Director





	EXHIBIT INDEX



Exhibit								Page No. in Sequential
Numbering System


A.	Press Release of The News Corporation Limited
	dated September 18, 2002.					6


































EXHIBIT A



THE NEWS CORPORATION LIMITED

A.C.N. 007 910 330

2 Holt Street, Surry Hills NSW 2010



18 September 2002

Companies Announcements Office
Level 4,
20 Bridge Street
SYDNEY NSW 2000

Dear Sir

TELEPIU

In accordance with Listing Rule 3.1, this is to confirm that the proposed purchase of Telepiu, theItalian pay-TV operation, remains the subject of negotiations.


Yours faithfully,

Keith D Brodie
COMPANY SECRETARY